Mail Stop 0308
									March 21, 2005

Steven Cohen, President
20 Marlin Lane
Port Washington, New York 11050

Re:     North Shore Capital Advisors Corp.
	Form 10-SB filed March 4, 2005
	File No.: 1-32448

Dear Mr. Cohen:

      This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange
Act of 1934, the rules and regulations under that Act, and the requirements of the Form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      In particular, we note that you financial statements as of December 31, 2004 were audited by Silverstein & Weiss, Certified Public Accountants, of Lynbrook, New York, and our information shows that the firm of Silverstein and Weiss is not registered with the Public Company Accounting Oversight Board. Since you are required to use a registered accounting firm, please revise your filing to include an audit by a firm that is registered with the Public Company
Accounting Oversight Board.

      You are advised that the registration statement will become effective through operation of law on May 2, 2005, and that if it becomes effective in its present form we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

      Please direct questions to Albert Yarashus of the staff at
(202) 942-1899.



Sincerely,



H. Christopher Owings

Assistant Director




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North Shore Capital Advisors Corp.
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